Silver Elephant Achieves Coal Sales and Delivery to
China, Prepares Ulaan Ovoo Mine Restart

Vancouver, British Columbia, December 28, 2022 - Silver Elephant Mining Corp. ("Silver Elephant" or "the Company") (TSX: ELEF, OTCQX: SILEF, Frankfurt:1P2) announces that, further to news release dated November 21, 2022, it has received US$73,000 as part of the total proceeds from the sale of 3,166 tonnes of Ulaan Ovoo coal to China. As of today, a further batch of 3,000 tonnes of Ulaan Ovoo coal are being loaded on rail to travel south to China.

On December 9, 2022, 3,166 tonnes of Ulaan Ovoo coal were loaded onto 50 wagons (driven by a dedicated Ulaanbaatar railway locomotive) at Mongolia's Sukhbaatar station (Sales Delivery Point). The train traveled south-bound, arriving at China's Erlian port the following week. The coal was unloaded at Erlian and the wagons have been returned to Mongolia to start the second run.

The Company holds 100% rights to Ulaan Ovoo mineral claims and mining licenses. The Company and its Mongolian operating partner have agreed to share the coal sales proceeds from stockpiled coal sales on a 50/50 basis until June 30, 2023. There are approximately 85,000 tonnes of coal previously mined by the Mongolian operating partner stockpiled at the Ulaan Ovoo mine site and the nearby Sukhbaatar rail siding.

John Lee, CEO of Silver Elephant states: "The Company is at a historical moment as we have achieved our highest sales price and have delivered a full train load of Ulaan Ovoo coal to Erlian, China. For 2023, our goal is to secure international contracts of between 200,000 to 500,000 tonnes, matching Ulaan Ovoo mine production volume target.

"For Silver Elephant, the Mongolian subsidiary is already cashflow positive in 2022. I would like to thank our team and partners for their unrelentless effort to make Ulaan Ovoo a success and thank our stakeholders for their patience. We believe the best is yet to come."

The Company is in active discussion with multiple international buyers and is optimistic about landing additional coal sales contracts.

In anticipation of improved 2023 coal sales, the Company and its operating partner have commenced (at the partner's cost) pre-stripping activities at Ulaan Ovoo to prepare for mine restart in the 1st quarter of 2023. The Company's partner operates a mining fleet capable of producing 30,000 tonnes of coal per month at Ulaan Ovoo (refer to July 9, 2019 news release).

About Mega Thermal Coal Corp.

Mega Thermal Coal Corp. is a wholly-owned subsidiary of Silver Elephant, which owns and operates the Ulaan Ovoo mine. Mega Thermal Coal Corp. also owns and operates Chandgana Khavtgai and Chandgana Tal coal mines in Mongolia.

Further information on Mega Coal can be found at www.megacoal.ca.

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier silver mining and exploration company. It also owns 100% of Mega Thermal Coal Corp. and 39% of Oracle Commodity Holding Corp. ("Oracle"). Oracle has equity investments in nickel and vanadium mining companies.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

John Lee
CEO

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
info@silverelef.com / www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements and Reader Advisory

Certain statements contained in this news release, including, but not limited to, statements with respect to the debt settlements, the terms of the debt settlements, and the completion of the debt settlements, among other things, and statements which may contain words such as "expects", "anticipates", "intends", "plans", "believes", "estimates", or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management's expectations regarding either of Silver Elephant's future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant's forward-looking statements. Silver Elephant believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable based on information available to it, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.